# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orange SA, CIK 0001712498
CUSIP: FR0000133308
Title of class of securities: SHARES
Address of issuer's principal executive offices: 6 PLACE D ALLERAY, 75505 PARIS CEDEX 15, PARIS, France (I0), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001102598-25-000017
Filed by CIK 0001330387

## Reporting persons
- AMUNDI: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 88,270,472; shared dispositive power 310,741,515; aggregate amount beneficially owned 310,741,515 (11.7% of the class)
  Comment: Amundi does not have voting rights on 204,344,165 shares which are held through a FCPE (Fonds Commun de Placement d'Enterprise, an investment vehicle established under French law), solely dedicated to Orange group's employees shareholding. Employees of Orange are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of Orange. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any remaining seats of the supervisory board are designated by Orange), and not by Amundi.
- Amundi Asset Management US, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); shared voting power 88,270,472; shared dispositive power 310,741,515; aggregate amount beneficially owned 310,741,515 (11.7% of the class)
  Comment: Amundi does not have voting rights on 204,344,165 shares which are held through a FCPE (Fonds Commun de Placement d'Enterprise, an investment vehicle established under French law), solely dedicated to Orange group's employees shareholding. Employees of Orange are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of Orange. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any remaining seats of the supervisory board are designated by Orange), and not by Amundi.

## Item 1. Issuer
Name of issuer: Orange SA
Address of issuer's principal executive offices: 6 PLACE D ALLERAY, 75505 PARIS CEDEX 15, PARIS, France, 00000

## Item 2. Person Filing
Name of person filing: Amundi; Amundi Asset Management
Address of principal business office or, if none, residence: Amundi, 91-93 boulevard Pasteur, 75015 Paris, France; Amundi Asset Management, 90 boulevard Pasteur, 75015 Paris, France
Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SHARES of ORANGE. The interest of ORANGE ACTIONS, an account under the investment discretion of Amundi Asset Management, in SHARES of ORANGE, amounted to exclusive dispositive power over 204,344,165 shares (no voting shares held) or 7.68% of the total outstanding SHARES at December 31, 2024.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AMUNDI AM; AMUNDI AUSTRIA GMBH; AMUNDI DEUTSCHLAND GMBH; AMUNDI IRELAND LIMITED, AMUNDI JAPAN, AMUNDI SGR, CPR, KBI GLOBAL INVESTORS (NORTH AMERICA) LTD, KBI GLOBAL INVESTORS LTD, S2G, SABADELL ASSET MANAGEMENT

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AMUNDI: /s/ Lisa M. Jones by Power of Attorney, AMUNDI (02/12/2025)
- Amundi Asset Management US, Inc.: /s/ Lisa M. Jones, Amundi Asset Management US, Inc. (02/12/2025)